# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AIM ETF Products Trust, CIK 0001797318
CUSIP: 00888H588
Title of class of securities: ALLIANZIM US EQU
Address of issuer's principal executive offices: 5701 GOLDEN HILLS DRIVE, MINNEAPOLIS, Minnesota (MN), 55416-1296
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001482880-26-000004
Filed by CIK 0001482880

## Reporting persons
- Savant Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 35,370; shared voting power 0; sole dispositive power 77,147; shared dispositive power 0; aggregate amount beneficially owned 77,147 (6.3% of the class)

## Item 1. Issuer
Name of issuer: AIM ETF Products Trust
Address of issuer's principal executive offices:
5701 GOLDEN HILLS DRIVE, MINNEAPOLIS, MINNESOTA
55416-1296

## Item 2. Person Filing
Name of person filing: Savant Capital, LLC
Address of principal business office or, if none, residence:
190 BUCKLEY DRIVE
ROCKFORD, Illinois
61107
Citizenship: Savant Capital, LLC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 77,147
Percent of class: 6.3
Sole power to vote or to direct the vote: Savant Capital, LLC - 35,370
Shared power to vote or to direct the vote: Savant Capital, LLC - 0
Sole power to dispose or to direct the disposition: Savant Capital, LLC - 77,147
Shared power to dispose or to direct the disposition: Savant Capital, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Savant Capital, LLC: Margaret M. Baer, Margaret M. Baer, Chief Compliance Officer (11/12/2026)
- Savant Capital, LLC: Hannah L. Noe, Hannah L. Noe, Compliance Specialist (11/12/2026)